ISSUER FREE WRITING PROSPECTUS
(RELATING TO THE PRELIMINARY PROSPECTUS
SUPPLEMENT DATED FEBRUARY 25, 2025 AND
THE PROSPECTUS DATED FEBRUARY 23, 2024)
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-277307

$750,000,000 5.200% Senior Notes due 2035

Final Term Sheet dated February 25, 2025

Issuer:	Ameriprise Financial, Inc.
Anticipated Security Ratings (Moody’s/S&P/Fitch/A.M. Best)* (Outlook):	A3 (Stable) / A- (Stable) / A- (Stable) / a- (Stable)
Securities:	5.200% Senior Notes due 2035 (the “Notes”)
Principal Amount:	$750,000,000
Pricing Date:	February 25, 2025
Settlement Date**:	February 28, 2025 (T+3)
Maturity Date:	April 15, 2035
Coupon:	5.200% per annum
Benchmark Treasury:	4.625% due February 15, 2035
Benchmark Treasury Price and Yield:	102-21+; 4.293%
Spread to Benchmark Treasury:	+95 basis points
Yield to Maturity:	5.243%
Price to Public:	99.655% of principal amount
Proceeds (after underwriting discount and before expenses) to the Issuer:	$742,537,500 (99.005% of principal amount)
Interest Payment Dates:	Interest will accrue from and including February 28, 2025 to but excluding the maturity date or any earlier redemption date, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2025.
Record Dates:	April 1 and October 1
Day Count Convention:	30/360
Optional Redemption:
Make-Whole Call:	At any time prior to January 15, 2035, in full or in part on one or more occasions, at a discount rate of Treasury plus 15 basis points or, if greater, 100% of the principal amount of the Notes to be redeemed, as further described in the Preliminary Prospectus Supplement.

Par Call:	On or after January 15, 2035, as further described in the Preliminary Prospectus Supplement.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	03076CAP1 / US03076CAP14
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Barclays Capital Inc. Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1- 866-471-2526, Barclays Capital Inc. toll-free at (888) 603-5847 or Wells Fargo Securities, LLC toll- free at 1-800-645-3751.